

October 15, 2010

Mr. Robert Weinstein
Chief Financial Officer
Green Energy Management Services Holdings, Inc.
381 Teaneck Road
Teaneck, NJ 07666

**Re: Green Energy Management Services Holdings, Inc.
         Registration Statement on Form S-11
         Filed September 20, 2010
         File No. 333-169496**

Dear Mr. Weinstein:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note some of the selling stockholders are your current or former affiliates and a significant number of the shares being offered in this resale registration were issued within two months of your filing this registration statement. Please provide us with your analysis of why this offering should not be deemed a primary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

2.   Throughout your registration statement, you utilize industry jargon. Please provide better explanations for terms such as "renewable energy generation," "energy efficiency potential," "renewable energy potential," and "turnkey basis."

3.   We note that throughout the prospectus you have assumed that your share price

reflects the reverse stock split. The actual impact of a reverse stock split on share price may not be directly proportionate to the amount of the reverse stock split. Please revise your disclosure throughout to reflect your actual stock prices.

Cover page

4.   We note that your reverse stock split has yet to be declared effective in the market by FINRA. Please describe the impact of the effectiveness by FINRA and provide us any updates on the status.

Overview, page 5

5.   It appears that Southside Electric entered into a reverse merger with Green Energy Management Services in May 2010 but there is no mention of Southside Electric except that you have included the historical financial statements through June 30, 2010. Please revise the overview discussion to provide a separate summary of all of the entities involved in the transactions that occurred in 2010. Within each summary discuss each of the transactions that occurred and the timing of each transaction. You should include disclosure of the reasons for each transaction and the securities exchanged and the accounting for each transaction. In addition please revise the business section to include this information.

Our History, page 5

6.   Please state the business purpose for the 1:3 reverse stock split.

7.   Refer to the last paragraph on page 5. Please explain the purpose behind the increase in the size of the board from five to seven and explain the reasons for all of the resignations.

8.   Please refer to part (i) in the first paragraph on page 6. Please disclose the "portion" of shares that were restricted in this way.

9.   Please refer to part (d) in the first paragraph on page 6. Please describe your relationship with Ice Nine and describe in greater detail the material terms of your agreement with them, including any benefits that Ice Nine may receive. Please explain to us what consideration you gave to filing this agreement as an exhibit to your registration statement. Please add related disclosure to your Certain Relationships and Related Transactions section on page 24.

10.   We note from your disclosure in the second paragraph on page 6 that Mr. Solomon agreed to forgive the remaining principal balance of his convertible promissory note. Please disclose whether he received any benefit in exchange for this.

11.   On page 6 you define the term "Holders" twice. Please revise your disclosure to clarify the definition in each instance.

Special Note Regarding Forward Looking Statements, page 8

12.   Please revise your disclosure to remove your references to Section 27A of the
        Securities Act and Section 21E of the Exchange Act. As a penny stock issuer you
        are not eligible to rely on the safe harbors provided by those provisions.

13.   We note your reference to "good faith estimates of management" and your
        disclaimer with respect to those estimates. Disclaimers of this nature are
        inappropriate. Please revise your disclosure to remove this reference.

Risk Factors, page 9

14.   We note from your disclosure in your first and last risk factors on page 9 that you
        operate in a highly competitive market. However, in your "Competition" section
        on page 19, you state that you are not aware of any specific competitor in your
        particular energy management sector. Please advise or revise.

We have limited funds…, page 9

15.   Please expand upon your disclosure regarding your limited funds. Please disclose
        whether you have sufficient funds to continue operating at your current level or
        whether you must raise additional capital in order to continue your operations.

Our LED and induction lighting product may contain defects…, page 10

16.   Please describe in greater detail the errors that have been found and describe the
        potential effect on your business, including quantifications where possible and
        appropriate.

Difficult conditions in the global capital markets…, page 10

17.   Please provide more detailed disclosure regarding how the global market and
        general economic conditions impacted your customer base and operations during
        the last two fiscal years and six months ended June 30, 2010 and how you expect
        it to continue to impact your customer base and operations.

We may be subject to final examinations by taxing authorities across various
jurisdictions…, page 10

18.   We note your disclosure elsewhere in the prospectus that your business is
        geographically concentrated and in the financial statement footnotes that your
        business is concentrated in New Jersey and New York City. Please revise your
        disclosure to describe why you are subject to taxing authorities across various
        jurisdictions.

Our assumption that we will not have to pay Texas franchise tax…, page 10

19.   Please revise your disclosure to explain why your current stockholders may have to return distributions they received and, to the extent practicable, quantify the impact this may have on current stockholders.

If we fail to establish and maintain an effective system of internal control…, page 11

20.   Please discuss any known material deficiencies to date and the effect or impact they may have on your business. We note your related disclosure on page 29, relating to your deficiencies reported in your Form 10-Q for the quarter ended March 31, 2009.

Public company compliance may make it more difficult…, page 12

21.   This risk arguably could apply to any issuer or offering. Please explain how this risk affects you or the securities being offered. Alternatively, eliminate this generic risk factor. Refer to Item 503(c) of Regulation S-K.

Our stock price may be volatile, page 12

22.   Please explain why the market price is likely to be highly volatile. Please explain how the below factors contribute to this statement.

We have not paid dividends…, page 12

23.   Your cash flow statement for the six months ended June 30, 2010 indicates that you have paid distributions. Please revise your disclosure or tell us why you state here that you have not paid dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Company Overview, page 15

24.   Please revise your overview to include management's perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, we note from your disclosure elsewhere that you have a new business plan in place; however, this is not described or addressed in this section. In addition, please address the risks and challenges facing your company and how management is dealing with these issues. For example, please discuss in greater detail your financial issues. You may refer to MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003) on our website at www.sec.gov for more guidance.

25.   Please revise to disclose that the results of operations being compared are of Green Energy Management Services formerly known as Southside Electric, Inc.

Results of Operations, page 15

26. Please revise your MD&A so that there is more focus on analysis as required by our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form…. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." In the first paragraph of this subsection, we note the amount of the decrease in revenue from June 2009 to June 2010, and you cite different causes for the decrease. Please revise to quantify the amount or percentage of the decrease that is attributable to each cause and the reasons underlying each cause. For example, revise your disclosure to explain why you bid less large contracts to lessen your potential post construction liability. Please also explain why you had an increase in your line of credit and your credit card liabilities. Please review your entire MD&A and revise accordingly.

Results of Operations for the Six Months ended June 30, 2010 and 2009, page 15

27. On page 5 you define "GEM" as Green Energy Management Services, Inc. However, under this heading you make reference to "GEMS, Inc." Please clarify to us whether this is the same entity and, if so, revise your disclosure to be consistent.

28. We note that revenues have decreased in part because of a change in business strategy. Please revise your disclosure to discuss the change in strategy. The revised disclosure should include the reasons for the change in business strategy and the expectations of the impact on future results of operations. Depending on the significance this should be discussed throughout the document.

29. We note that a significant portion of the increase in selling, general, and administrative expenses is due to an increase in start-up expenses. Please clarify the nature of these start-up expenses and explain to us why start-up expenses would be incurred for a business that is already operating.

Results of Operations for the Years ended December 31, 2009 and 2008, page 15

30. We note that SG&A expenses decreased as a result of a decrease in salaries and benefits, vehicle costs and travel and entertainment expenses. Please revise to provide more robust disclosure regarding why these expenses decreased.

Liquidity and Capital Resources, page 16

31. Please revise your disclosure to provide a summary of the key terms of your current financial arrangements, including key covenants and default provisions.

32.   Please revise to discuss how you will meet short term and long term obligations. We note that you have minimal cash and significant debt obligations. Also, revise to include discussion of your outstanding line of credit. We note that you have a $200,000 line of credit that is due in March 2011 and you currently owe $200,614. Please explain how you were able to go over the authorized amount.

33.   Please include the credit agreement as an exhibit to the registration statement or tell us why you believe it is not required to be filed.

34.   Please revise to discuss all of your significant debt obligations and how you anticipate meeting your obligations.

35.   We note your disclosure in the first paragraph relating to your additional investments for equipment and inventory. Please expand your disclosure to describe those expenditures, including estimated costs, estimated timing and method of financing. Please also discuss any uncertainties surrounding your ability to finance those expenditures. We note that you have had negative working capital for the past two years.

36.   We note that your trade accounts payable and other accrued liabilities have increased since December 31, 2009. Please discuss the reasons for these increases and the impact on your liquidity.

37.   You disclose that one of your significant changes to working capital was related to a decrease of $144,689 in the percentage of completion adjustment regarding your contracts in process. Please advise.

Business, page 18

38.   Please disclose your website address.

Overview, page 18

39.   Please revise your disclosure to provide a brief overview of the background of your current operating business. We note that Southside Electric, Inc. was incorporated in March 1990 and has been operating since that time.

Product Applications, page 18

40.   Please expand your disclosure regarding your energy management contract. Discuss the terms of a typical contract and how it allows your clients to upgrade their lighting at no cost.

41.   The comment above notwithstanding, please clarify where assets related to both energy management contracts and PPAs are recorded on your balance sheet.

42.   Please revise this section to describe in greater detail the specific products and services that you provide, including, where applicable, examples of such services. We note that you are a "full service" company and that you provide "management" and "technical expertise," in addition to lighting equipment, but it is not entirely clear exactly what products and services you offer. In addition, with respect to each of the products and services you provide, please explain how your fees are generated (e.g., flat fee or by transaction). Also, please note if your fees vary by service or by customer. We note that you "share in the energy savings" with your clients and that they may receive lighting upgrades "with no up-front cost to them," but it is unclear exactly how you derive your revenue.

43.   We note that you are geographically concentrated. Please expand your disclosure to describe the locations where most of your business is conducted. We note that your financial statement footnotes indicate that your business is concentrated in New Jersey and New York City. Please also explain how your geographic concentration is consistent with your statement that you maintain your business operations on a "nationwide basis." Also, please consider adding risk factor disclosure relating to the fact that you are geographically concentrated.

44.   Please disclose whether the company is dependent on one or a few major customers.

Research and Development, page 18

45.   Please describe your research and development role in greater detail. Please explain how you are able to be involved in R&D without having to "carry the substantial expenses" associated with R&D.

46.   Please disclose any key manufacturers or suppliers that you rely on. Describe your relationship and arrangements with any such key manufacturers or suppliers and include any material agreements as exhibits to the registration statement.

Competition, page 19

47.   Please explain what you mean by your statement that you have the ability to plan, organize, finance, and carry through completion all of your energy management projects. We note that you currently have limited cash, negative working capital and net losses.

Certain Relationships and Related Transactions, page 24

48.   Please refer to the second and fourth paragraphs. Please describe the business purpose for issuing the Note to Mr. Solomon and for entering into the subscription agreement with Mr. Solomon.

49.   Refer to part (iv) of the Selling Stockholders section on page 26. Please add a discussion in this section of the share issuance or, alternatively, tell us why you do

not believe it is appropriate.

50.   It appears that Mr. Samuel's son is a related person under Item 404 of Regulation
       S-K. See paragraph 1.a.iii. of the Instructions to Item 404(a). Please provide all
       the disclosure regarding his employment by GEM, including his salary and other
       compensation. See Item 404(a)(3) which requires disclosure of the dollar amount.

51.   We note that Messrs. Morra and Moskowitz are officers of GEM and beneficial
       owners of greater than 5% of your common stock. Please provide all the
       disclosure regarding their employment relationship with GEM, including the
       amount of their compensation, as required by Item 404 of Regulation S-K.

52.   It appears that your registration rights agreement is with related persons and
       should be described under this section as required by Item 404 of Regulation S-K.
       Please provide all the disclosure required by Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 25

53.   It appears the Mr. Michael Samuel may be deemed the beneficial owner of the
       shares of common stock held by GEM Lighting, LLC. Please see our Exchange
       Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership
       Reporting Compliance and Disclosure Interpretation 105.05. Please tell us why
       you believe he is not the beneficial owner. Alternatively, please revise the table
       in this section to reflect that Mr. Samuel is the beneficial owner of the 65,623,216
       shares of common stock held by GEM Lighting, LLC and revise your risk factor
       on page 11 titled "Over 14% of our shares of common stock are controlled . . . ."
       to reflect that these 65.6 million shares are beneficially owned by him.

Selling Stockholders, page 26

54.   Please identify all selling shareholders who are registered broker-dealers or
       affiliates of broker dealers. Additionally, tell us if the broker-dealer received
       securities as underwriting compensation. Please note that a registration statement
       registering the resale of shares being offered by broker-dealers must identify the
       broker dealers as underwriters if the shares were not issued as underwriting
       compensation.

55.   We note that Mr. Solomon was your former officer and director and that Tzameret
       Holdings LLC is beneficially owned by an officer of GEM. Please revise your
       disclosure in this section to describe your relationship with each selling
       stockholder as applicable. See Item 507 of Regulation S-K.

Changes in and Disagreements with Accountants, page 29

56.   Please refer to third paragraph regarding the material weaknesses in your internal
       controls. Please expand your disclosure to discuss any steps you have taken to try
       to cure the deficiencies.

57.   Please tell us if your unaudited financial statements as of June 30, 2010 and 2009 were reviewed and if so, which firm reviewed these statements.

Consolidated Financial Statements

58.   Please present the consolidated financial statements of Green Energy Management Services Holdings, Inc.

Green Energy Management Services, Inc. – June 30, 2010 and December 31, 2009

Nature of Operations, page F-5

59.   Please revise this disclosure to include "GEM" and reconcile for us the apparent discrepancies with your disclosures regarding the nature of the business on pages 5 and 15 of this Form S-1.

Recognition of Income on Construction Contracts, page F-5

60.   Please clarify how this policy relates to your disclosure on page 18 regarding energy management contracts and PPAs.

Merger of Southside Electric, Inc. and Green Energy Management

61.   It appears that a merger took place in May 2010 between Southside Electric, Inc. and Green Energy Management. Please tell us why you have not included disclosure of this significant event. Also, revise to include footnote disclosure of how you accounted for this merger and all of the required disclosures.

Note 11 – Subsequent Event, page F-8

62.   Please revise to include discussion of the subscription agreements for common stock and promissory notes that took place on July 29, 2010 and August 20, 2010.

Southside Electric, Inc. – December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm, F-9

63.   Please tell us how your auditors determined that a going concern was not necessary considering your current financial condition.

Notes to Financial Statements

Note 13 – Subsequent Events, page F16

64.   Please clarify to us if "Wind Down, Inc." is the same entity as CDSS Wind Down, Inc. If so, please revise your disclosure to be consistent.

65.   Your disclosure indicates that the stock will be traded on the Securities Exchange Bulletin Board. We assume that you mean to say the OTC Bulletin Board. If so, please revise accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page F-17

66.   Your disclosure states that this information reflects the merger between GEM and CDSS. We note that "GEM" is a defined term in this Form S-1, however "CDSS" is not. Please revise accordingly.

Unaudited Pro Forma Combined Balance Sheet, page F-19

67.   We note that adjustment (B) is to record the effect of common shares issued for $1,250,000. However, we note from your disclosures on page 6 that you sold common stock for gross proceeds of $100,000 and convertible promissory notes in the aggregate principal amount of $1,050,000. Assuming conversion of such notes, gross proceeds would total $1,150,000. Please reconcile these amounts for us.

Recent Sales of Unregistered Securities, page 35

68.   For each transaction listed, please indicate the section of the Securities Act or the rule under which the exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Exhibits

69.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Benjamin S. Reichel, Esq.
         Sichenzia Ross Friedman Ference LLP
         (212) 930-9725